Linkage Global Inc

December 31, 2024

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Cara Wirth

Re:	Linkage Global Inc
Registration Statement on Form F-1, as amended
Initially Filed on November 27, 2024
File No. 333-283495

Dear Ms. Wirth:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Linkage Global Inc hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 5:00 p.m., Eastern Time, on December 31, 2024, or as soon thereafter as practicable.

Very truly yours,

Linkage Global Inc

By:	/s/ Zhihua Wu
	Name:	Zhihua Wu
	Title:	Chief Executive Officer